SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM t *

HAIPING LI *

RORY MCALPINE t

JONATHAN B. STONE *

PALOMA P. WANG

t (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 16, 2021

VIA EDGAR

Mr. Austin Pattan

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Responses to the Staff’s Comments on the Amendment No. 4 to

Registration Statement on Form F-3 Filed on October 28, 2021

Dear Mr. Pattan and Ms. Woo:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 9, 2021 on the Company’s amendment no. 4 to registration statement on Form F-3 filed on October 28, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing amendment no. 5 to the Company’s registration statement on Form F-3 (the “Revised Registration Statement”) including certain exhibit thereto via EDGAR with the Commission for review.

Securities and Exchange Commission

November 16, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Comments in Letter Dated November 9, 2021

Prospectus Cover Page

1.

We note your disclosure on the cover page and throughout your filing that you control and receive economic benefits of Beiging uCloudlink New Technology Co. Ltd.’s and Shenzhen uCloudlink Network Technology Co. Ltd.’s business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 9 and 18 of the Revised Registration Statement.

2.

We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Registration Statement.

Recent Regulatory Developments

3.

Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Securities and Exchange Commission

November 16, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Registration Statement.

Certain Financial Information

4.

We note that the activity of the VIE is reflected in the line items titled “Net cash (used in)/generated from investing activities” and the column titled “VIEs” and “income from VIEs” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Registration Statement.

*    *     *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP